Exhibit 99.1

Barrick Reports Second Quarter 2026 Results

Agreement with Newmont resolves all disputes;

Newmont’s consent to Barrick’s American IPO

provides substantial flexibility and value

Barrick achieves third straight quarter of

strong operational and financial results

–

Barrick reached an agreement with Newmont to expand the assets in the Nevada Gold Mines Joint Venture. Both companies are vending in their excluded properties early: Fourmile from Barrick; Mike and Fiberline from Newmont, creating a nearly 100-million-ounce gold complex in Nevada. Newmont will pay Barrick a top-up payment of $1.95 billion cash within thirty days. The agreement resolves all outstanding disputes related to NGM. Newmont has consented to Barrick’s IPO of its North American gold assets, providing great structural flexibility and value.

–

Q2 gold production increased 11% over Q1 to 796,000 ounces[1], exceeding guidance of 730,000–770,000 ounces[1], driven by the ahead-of-schedule ramp-up at Loulo-Gounkoto, a faster-than-expected recovery at Pueblo Viejo following planned Q1 maintenance, and record underground tonnes at Cortez as Goldrush continues to ramp up.

–	Strong cost discipline across mining and processing kept costs within guidance despite fuel price pressures, with gold cost of sales of $1,993 per ounce, and AISC[3] of $1,866 per ounce.

–	Operating cash flow of $1.70 billion for the quarter increased 28% year-on-year.

–	Net earnings of $1.22 billion for the quarter increased 50% year-on-year, net earnings per share of $0.73 rose 55% year-on-year, and adjusted net earnings per share[3] of $0.82 was up 74% year-on-year.

–	The North American IPO remains on track for expected completion by year end. Mark Hill will be the CEO of the new company upon separation.

–	Full year production and cost guidance unchanged; total attributable capital expenditure reduced to $3.8 billion-$4.2 billion.

–	$0.175 quarterly dividend declared and $1.2 billion in share buybacks during the quarter, increasing shareholder returns by 242% year-on-year to $1.50 billion.

All amounts expressed in U.S. dollars

Toronto, August 10, 2026 – Barrick Mining Corporation (NYSE:B)(TSX:ABX) (“Barrick” or the “Company”) today reported second quarter operating and financial results for the period ended June 30, 2026. Barrick produced 796,000 ounces1 of gold and 56,000 tonnes1 of copper in the quarter. The Company generated $5.29 billion in revenue, $1.70 billion in operating cash flow, $1.12 billion in attributable operating cash flow3, and $141 million in attributable free cash flow3. Net earnings per share for the quarter were $0.73, and adjusted net earnings per share3 were $0.82—up 55% and 74%, respectively, from Q2 2025.

Mark Hill, President and Chief Executive Officer, said: “We achieved an historic agreement with Newmont. Newmont has consented to the IPO and the parties have agreed to expand NGM with the early vend-in of our excluded properties, as well as settling all disputes. Through this agreement with our joint venture partner, we have substantially extended the asset base, and provided greater flexibility and value.”

Mark Hill continued: “We delivered our third quarter in a row with excellent operational and financial performance. We beat the top end of our gold production guidance and generated much higher earnings and cash flow than a year ago. We also advanced our growth pipeline, with good progress at Lumwana and Fourmile. Most importantly, we remained focused on improving safety across the business, including $90 million invested in safety technology this year. “Our priorities for the second half of the year remain the same: continue to drive tangible improvements in our safety performance, improve operational consistency and deliver our full-year production and cost guidance, advance our growth projects on time and on budget, and launch the IPO of our extraordinary North American gold business by the end of the year. With a strong balance sheet, high-quality assets, and disciplined execution, we remain well positioned to deliver on our plans for 2026 and continue creating long-term value for shareholders.”

Mark Hill concluded: “We are on track to complete the IPO of our North American gold assets by the end of this year. We are excited to launch a pure play gold company with high-quality, long-life assets exclusively in low-risk jurisdictions. The cooperation agreement with Newmont expands the Nevada complex to nearly 100- million-ounces, and the agreement gives us great flexibility and value.”

Operational Highlights

Barrick continued to improve safety performance through visible leadership, consistent engagement, and a stronger focus on critical risk management.

Gold production in the second quarter totaled 796,000 ounces1, exceeding the guidance range of 730,000–770,000 ounces1. Three primary factors drove our performance: the ahead-of-schedule restart of Loulo-Gounkoto; a faster-than-expected recovery at Pueblo Viejo following planned Q1 maintenance; and record underground tonnes mined at Cortez, driven by the continued ramp-up of Goldrush. Gold cost of sales (“COS”)2 for Q2 was $1,993 per ounce, compared to COS2 of $1,654 in Q2 2025, primarily due to lower grades processed at Carlin, Cortez, and North Mara; higher fuel costs across the operations; and higher royalties associated with the stronger realized gold price3. Total cash costs (“TCC”)3 were $1,426 per ounce, compared to $1,239 in the prior-year quarter. All-in sustaining costs (“AISC”)3 were $1,866 per ounce, up 11% compared to Q2 2025.

BARRICK SECOND QUARTER 2026	2	PRESS RELEASE

Copper production decreased 5% year-on-year to 56,000 tonnes1 in the second quarter in line with plan. Copper COS4 of $3.39 per pound, C1 cash costs3 of $2.47 per pound, and AISC3 of $3.95 per pound, were up 32%, 37% and 36%, respectively, compared to the prior-year period. Higher royalties associated with the stronger realized copper price3, together with higher fuel prices across the operations, drove the cost increases.

Financial Highlights

A significant increase in earnings year-on-year was driven by higher realized gold and copper prices3. Net earnings totaled $1.22 billion ($0.73 per share), and adjusted net earnings3 totaled $1.36 billion ($0.82 per share), compared to net earnings of $0.81 billion ($0.47 per share), and adjusted net earnings3 of $0.80 billion ($0.47 per share) in the prior year quarter. Attributable adjusted EBITDA3 for the quarter totaled $2.55 billion, an increase of 51% year-over-year, with an attributable adjusted EBITDA margin3 of 60%.

Operating cash flow, attributable operating cash flow3, and attributable free cash flow3 in the second quarter were $1.70 billion, $1.12 billion, and $141 million, respectively, compared to operating cash flow of $1.33 billion, attributable operating cash flow3 of $929 million, and attributable free cash flow3 of $212 million in Q2 2025. Revenues of $5.29 billion increased 44% from $3.68 billion in the prior-year quarter.

Key Growth Projects

The Fourmile project in Nevada continued to demonstrate its potential to become a standalone Tier One Gold Asset.5 During the quarter, the Bullion Hill decline development contract was awarded to Barminco, and key infrastructure contracts were secured, such that we expect to begin decline development in Q3 2026. Drilling activity continued to ramp up, with 201 rigs now active on site, focused on resource conversion drilling for the prefeasibility study targeted for completion in 2028. Exploration drilling is also targeting northern extensions following the winter drilling program in the south.

The Lumwana Super Pit Expansion remains on schedule, with first copper production targeted for the end of Q1 2028. During the quarter, the second lift of the mill walls and roller slab was completed, primary crusher civil works advanced, and civil construction commenced on the overland conveyor transfer towers. Most major long-lead equipment is now on site, including the mill shells and trunnions, primary crusher, and tailings thickener.

Pueblo Viejo’s expansion advanced as focus shifted toward the Naranjo tailings storage facility, with temporary water management structures permits secured and starter dam permit approval targeted for Q1 2027. Construction remains underway for Haul Roads 17 and 19, the diorite crusher, and the new effluent treatment plant, alongside ongoing engineering for the reverse osmosis plant, flotation improvement pre-feasibility work, and planned H2 2026 water management scope definition. Meanwhile, resettlement activities achieved 95% package acceptance—with over 632 homes completed, and 570 families resettled—as design work advanced on a church, a polytechnical school, and 63 government houses.

Returns to Shareholders

A quarterly dividend of $0.175 per share has been declared in respect of performance for the second quarter of 2026. The Q2 2026 dividend will be paid on September 15, 2026, to shareholders of record at the close of business on August 31, 2026.

BARRICK SECOND QUARTER 2026	3	PRESS RELEASE

Barrick’s dividend policy targets a total payout of 50% of attributable free cash flow3 on an annualized basis, comprised of a fixed base quarterly dividend of $0.175 per share and a performance top-up component at each year-end based on the attributable free cash flow3 during the year. The dividend paid in any given year may be higher or lower than the 50% target based on the strength of cash flow, capital needs, balance sheet considerations, and other factors.

In addition to the quarterly dividend, Barrick repurchased $1.209 billion of shares during the quarter under the previously announced $3.0 billion share repurchase program. The repurchases reflect the Company’s commitment to returning cash to shareholders and its continued confidence in the value of its assets and long-term growth prospects, including the planned North American IPO. The repurchase authorization does not oblige the Company to acquire common shares.

2026 Guidance

Barrick is on track to meet 2026 production and cost guidance, with gold production guidance continuing to be 2.90–3.25 million ounces1. Gold cost guidance for 2026—including COS2 of $1,870–$2,070 per ounce, TCC3 of $1,330–$1,470 per ounce, and AISC3 of $1,760–$1,950 per ounce—is based on a gold price assumption of $4,500 per ounce.

Copper production guidance for 2026 remains unchanged at 190,000–220,000 tonnes1 at copper COS4 of $3.05–$3.35 per pound, C1 cash costs3 of $2.20–$2.45 per pound, and AISC3 of $3.45–$3.75 per pound. Copper cost guidance is based on a copper price assumption of $5.50 per pound.

2026 cost guidance is based on an oil price (WTI) assumption of $70 per barrel. For every $10 per barrel change in the oil price, the direct impact on costs associated with diesel consumption is $12 per ounce across our gold operations, and $0.04 per pound across our copper sites.

2026 total attributable capital expenditure has been reduced to $3.8 billion-$4.2 billion, from $4.0 billion-$4.45 billion previously, primarily reflecting decreased spending at the Reko Diq project.

North American IPO

Barrick is advancing the planned initial public offering (“IPO”) of a minority stake in a newly formed company that is expected to include Barrick’s interests in, and operatorship of, its North American gold assets, Nevada Gold Mines and Pueblo Viejo, the Fourmile project, all other North American exploration properties, and the Newmont contributed assets. The new entity will be the only North American pure play gold company with high-quality, long-life assets in low-risk jurisdictions.

Barrick continues to expect to complete the IPO by the end of 2026, subject to market and other conditions and necessary approvals.

Mark Hill will be the CEO of the new company upon separation.

Presentation and Webcast

The management team will host a live webcast and presentation today at 11:00 AM ET, followed by a question-and-answer session with analysts. To join the webcast, please register here. Presentation materials will be available on Barrick’s website prior to the event, with a replay available soon after.

BARRICK SECOND QUARTER 2026	4	PRESS RELEASE

About Barrick Mining Corporation

Barrick is a leading global mining, exploration and development company. With one of the largest portfolios of world-class and long-life gold and copper assets in the industry, Barrick’s operations and projects span 17 countries and five continents. Barrick is also the largest gold producer in the United States. We create real, long-term value for all stakeholders through responsible mining, strong partnerships and a disciplined approach to growth. Barrick shares trade on the New York Stock Exchange under the symbol ‘B’ and on the Toronto Stock Exchange under the symbol ‘ABX’.

Investor Relations Contact

Emily Chieng

Vice President,

Investor Relations

+1 775 397 3537

investor@barrick.com

Media Contact

Dan Wilner

Senior Vice President,

Corporate Affairs and Capital Markets

+1 437 235 7154

media@barrick.com

BARRICK SECOND QUARTER 2026	5	PRESS RELEASE

Financial and Operating Highlights

	For the three months ended					For the six months ended

	6/30/26	3/31/26	% Change	6/30/25	% Change	6/30/26	6/30/25	% Change
Financial Results ($ millions)

Revenues	5,292	5,218	1%	3,681	44%	10,510	6,811	54%

Cost of sales	2,395	2,099	14%	1,878	28%	4,494	3,663	23%

Net earnings[a]	1,217	1,602	(24)%	811	50%	2,819	1,285	119%

Adjusted net earnings[b]	1,363	1,648	(17)%	800	70%	3,011	1,403	115%

Attributable adjusted EBITDA[b]	2,545	2,761	(8)%	1,690	51%	5,306	3,051	74%

Attributable adjusted EBITDA margin[b]	60%	66%	(9)%	55%	9%	63%	53%	19%

Minesite sustaining capital expenditures[b,c]	500	380	32%	479	4%	880	1,043	(16)%

Project capital expenditures[b,c]	654	570	15%	439	49%	1,224	708	73%

Total consolidated capital expenditures[c,d]	1,189	979	21%	934	27%	2,168	1,771	22%

Total attributable capital expenditures[e]	978	755	30%	717	36%	1,733	1,348	29%

Net cash provided by operating activities	1,704	2,554	(33)%	1,329	28%	4,258	2,541	68%

Net cash provided by operating activities margin[f]	32%	49%	(35)%	36%	(11)%	41%	37%	11%

Attributable operating cash flow[b]	1,119	1,968	(43)%	929	20%	3,087	1,783	73%

Free cash flow[b]	515	1,575	(67)%	395	30%	2,090	770	171%

Attributable free cash flow[b]	141	1,213	(88)%	212	(33)%	1,354	435	211%

Net earnings per share (basic and diluted)	0.73	0.96	(24)%	0.47	55%	1.69	0.75	125%

Adjusted net earnings (basic)[b] per share	0.82	0.98	(16)%	0.47	74%	1.80	0.82	120%

Weighted average diluted common shares (millions of shares)	1,666	1,675	(1)%	1,716	(3)%	1,671	1,721	(3)%

Debt (current and long-term)	4,682	4,726	(1)%	4,729	(1)%	4,682	4,729	(1)%

Cash and equivalents	5,927	7,131	(17)%	4,802	23%	5,927	4,802	23%

Debt, net of cash	(1,245)	(2,405)	(48)%	(73)	1,605%	(1,245)	(73)	1,605%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of all-in sustaining costs.

d.	Total consolidated capital expenditures also includes capitalized interest of $35 million for Q2 2026 (Q1 2026: $29 million; Q2 2025: $16 million).

e.	These amounts are presented on the same basis as our guidance.

f.	Represents net cash provided by operating activities divided by revenue.

	For the three months ended					For the six months ended

	6/30/26	3/31/26	% Change	6/30/25	% Change	6/30/26	6/30/25	% Change
Operating Results

Gold

Gold production (thousands of ounces)[a]	796	719	11%	797	0%	1,515	1,555	(3)%

Gold sold (thousands of ounces)[a]	801	748	7%	770	4%	1,549	1,521	2%

Market gold price ($/oz)	4,506	4,873	(8)%	3,280	37%	4,693	3,067	53%

Realized gold price[a,b] ($/oz)	4,417	4,823	(8)%	3,295	34%	4,613	3,099	49%

Gold COS (Barrick’s share)[a,c] ($/oz)	1,993	1,922	4%	1,654	20%	1,959	1,641	19%

Gold TCC[a,b] ($/oz)	1,426	1,327	7%	1,239	15%	1,378	1,229	12%

Gold AISC[a,b] ($/oz)	1,866	1,708	9%	1,684	11%	1,790	1,728	4%

Revenue ($ millions)[a]	3,612	3,683	(2)%	2,575	40%	7,295	4,790	52%

Attributable adjusted EBITDA ($ millions)[b]	2,168	2,481	(13)%	1,424	52%	4,649	2,556	82%

Copper

Copper production (thousands of tonnes)[a]	56	49	14%	59	(5)%	105	103	2%

Copper sold (thousands of tonnes)[a]	54	45	20%	54	0%	99	105	(6)%

Market copper price ($/lb)	6.05	5.83	4%	4.32	40%	5.93	4.28	39%

Realized copper price[a,b] ($/lb)	6.15	5.79	6%	4.36	41%	5.99	4.43	35%

Copper COS (Barrick’s share)[a,d] ($/lb)	3.39	3.41	(1)%	2.56	32%	3.40	2.74	24%

Copper C1 cash costs[a,b] ($/lb)	2.47	2.57	(4)%	1.80	37%	2.52	2.02	25%

Copper AISC[a,b] ($/lb)	3.95	3.67	8%	2.90	36%	3.82	2.98	28%

Revenue ($ millions)[a]	697	557	25%	484	44%	1,254	958	31%

Attributable adjusted EBITDA ($ millions)[b]	377	280	35%	266	42%	657	495	33%

a.	On an attributable basis.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in the endnotes to this press release.

c.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

d.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK SECOND QUARTER 2026	6	PRESS RELEASE

Regional Summarya and 2026 Guidanceb

	For the three months ended			For the six months ended		2026 Guidance
	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25

Gold

North America

Gold produced (000s oz)	494	457	508	951	962	1,770 - 1,980

Gold sold (000s oz)	494	462	501	956	961

COS ($/oz)[d]	1,900	1,783	1,701	1,843	1,694	1,820 - 2,010

TCC ($/oz)[c]	1,330	1,213	1,299	1,274	1,286	1,270 - 1,410

AISC ($/oz)[c]	1,729	1,612	1,714	1,673	1,776	1,690 - 1,870

Revenue ($ millions)	2,234	2,253	1,671	4,487	3,026

Attributable adjusted EBITDA ($ millions)[c]	1,352	1,552	886	2,904	1,556

South America & Asia Pacific

Gold produced (000s oz)	59	74	85	133	177	630 - 730

Gold sold (000s oz)	68	76	91	144	180

COS ($/oz)[d]	2,031	1,773	1,266	1,896	1,266	1,490 - 1,590

TCC ($/oz)[c]	1,247	1,126	828	1,183	859	940 - 1,020

AISC ($/oz)[c]	1,597	1,393	1,325	1,490	1,346	1,430 - 1,530

Revenue ($ millions)	317	377	304	694	568

Attributable adjusted EBITDA ($ millions)[c]	197	262	234	459	390

Africa & Middle East

Gold produced (000s oz)	243	188	204	431	416	820 - 910

Gold sold (000s oz)	239	210	178	449	380

COS ($/oz)[d]	2,175	2,281	1,718	2,225	1,676	1,420 - 1,520

TCC ($/oz)[c]	1,662	1,633	1,277	1,649	1,260	1,060 - 1,140

AISC ($/oz)[c]	2,039	1,836	1,577	1,944	1,591	1,360 - 1,460

Revenue ($ millions)	1,061	1,053	600	2,114	1,196

Attributable adjusted EBITDA ($ millions)[c]	619	667	304	1,286	610

Total Gold

Gold produced (000s oz)	796	719	797	1,515	1,555	2,900 - 3,250

Gold sold (000s oz)	801	748	770	1,549	1,521

COS ($/oz)[d]	1,993	1,922	1,654	1,959	1,641	1,870 - 2,070

TCC ($/oz)[c]	1,426	1,327	1,239	1,378	1,229	1,330 - 1,470

AISC ($/oz)[c]	1,866	1,708	1,684	1,790	1,728	1,760 - 1,950

Revenue ($ millions)	3,612	3,683	2,575	7,295	4,790

Attributable adjusted EBITDA ($ millions)[c]	2,168	2,481	1,424	4,649	2,556

Total Copper

Copper produced (kt)	56	49	59	105	103	190 - 220

Copper sold (kt)	54	45	54	99	105

COS ($/lb)[e]	3.39	3.41	2.56	3.40	2.74	3.05 - 3.35

C1 cash costs ($/lb)[c]	2.47	2.57	1.80	2.52	2.02	2.20 - 2.45

AISC ($/lb)[c]	3.95	3.67	2.90	3.82	2.98	3.45 - 3.75

Revenue ($ millions)	697	557	484	1,254	958

Attributable adjusted EBITDA ($ millions)[c]	377	280	266	657	495

a.	All figures in this table are on an attributable basis.

b.	See “Outlook Assumptions and Economic Sensitivity Analysis” in endnote 6 of this press release.

c.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in endnote 3 of this press release.

d.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

e.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK SECOND QUARTER 2026	7	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Richard Peattie, MPhil, FAusIMM, Chief Technical Officer; Sam Baldwin, Vice-President Geology, MSc, MAIG; Joel Holliday, FAusIMM, Executive Vice President, Exploration; and Jesse Clark, BSc (Hons), MSc, RM SME, Vice President, Geology; – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2025.

Endnotes

Endnote 1

On an attributable basis.

Endnote 2

On an attributable basis. Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

Endnote 3 – Non-GAAP Financial Measures

Total cash costs per ounce and All-in sustaining costs per ounce

“Total cash costs” per ounce (TCC/oz) and “All-in sustaining costs” per ounce (AISC/oz) are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis. TCC/oz starts with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and costs allocated to by-products. AISC/oz start with TCC/oz and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs related to the current mine plan and reclamation cost accretion and amortization. Barrick believes that the use of TCC/oz and AISC/oz will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from the gold operations portion of our business. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is generated by a mine and therefore Barrick believes these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of Barrick’s cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. TCC/oz and AISC/oz are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2026	8	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

($ millions, except per oz information in dollars)		For the three months ended			For the six months ended

	Footnote	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25

COS applicable to gold production		2,109	1,874	1,676	3,983	3,244

Depreciation		(478)	(449)	(359)	(927)	(701)

Total cash costs applicable to equity method investments		130	128	101	258	210

Costs allocated to by-products		(128)	(119)	(64)	(247)	(124)

Other	a	(8)	(33)	11	(41)	16

Non-controlling interests	b	(484)	(409)	(411)	(893)	(775)

Total cash costs		1,141	992	954	2,133	1,870

General & administrative costs		31	39	39	70	81

Minesite exploration and evaluation costs	c	4	4	7	8	12

Minesite sustaining capital expenditures	d	500	380	479	880	1,043

Sustaining leases		2	6	7	8	15

Rehabilitation - accretion and amortization (operating sites)	e	17	16	16	33	33

Non-controlling interest, copper operations and other	f	(201)	(159)	(208)	(360)	(425)

All-in sustaining costs		1,494	1,278	1,294	2,772	2,629

Ounces sold - attributable basis (koz)	g	801	748	770	1,549	1,521

COS/oz	h,i	1,993	1,922	1,654	1,959	1,641

TCC/oz	i	1,426	1,327	1,239	1,378	1,229

AISC/oz	i	1,866	1,708	1,684	1,790	1,728

a.	Other - Other adjustments mainly relate to treatment and refining charges.

b.	Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $682 million and $1,282 million for Q2 2026 and YTD 2026 respectively, (Q1 2026: $600 million; Q2 2025: $540 million, YTD 2025: $1,027 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 5 to the Financial Statements for further information.

c.	Exploration and evaluation costs - Exploration, evaluation and project expenses are included in AISC if they support current mine operations.

d.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

e.	Rehabilitation—accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

f.	Non-controlling interest and copper operations - Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests related to NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. The impact is summarized as the following:

($ millions)	For the three months ended			For the six months ended

Non-controlling interest, copper operations and other	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25

General & administrative costs	(5)	(6)	(6)	(11)	(12)

Minesite exploration and evaluation expenses	(1)	(1)	(3)	(2)	(3)

Rehabilitation - accretion and amortization (operating sites)	(9)	(5)	(6)	(14)	(11)

Minesite sustaining capital expenditures	(186)	(147)	(193)	(333)	(399)

All-in sustaining costs total	(201)	(159)	(208)	(360)	(425)

g.	Ounces sold - attributable basis - Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

h.	COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

Free Cash Flow, Attributable Free Cash Flow and Attributable Operating Cash Flow

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. “Attributable free cash flow” starts with free cash flow and adds our attributable share of free cash flow from our equity investees and subtracts the free cash flow attributable to the non-controlling interests. Management believes these to be useful indicators of our ability to operate without reliance on additional borrowing or usage of existing cash. “Attributable operating cash flow” starts with cash provided by operating activities and adds our attributable share of cash provided by operating activities from our equity investees and subtracts the cash provided by operating activities attributable to the non-controlling interests. Management believes this to be a useful indicator of the amount of cash provided by operating activities to Barrick’s ownership share. Free cash flow, attributable free cash flow and attributable operating cash flow are intended to provide additional information only and do not have any standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2026	9	PRESS RELEASE

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow, Attributable Free Cash Flow and Attributable Operating Cash Flow

($ millions)	For the three months ended			For the six months ended

	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25

Net cash provided by operating activities	1,704	2,554	1,329	4,258	2,541

Capital expenditures	(1,189)	(979)	(934)	(2,168)	(1,771)

Free cash flow (consolidated)	515	1,575	395	2,090	770

Free cash flow applicable to equity investees	113	330	66	443	222

Non-controlling interests	(487)	(692)	(249)	(1,179)	(557)

Attributable free cash flow	141	1,213	212	1,354	435

Attributable capital expenditures	978	755	717	1,733	1,348

Attributable operating cash flow	1,119	1,968	929	3,087	1,783

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s shares on a post-tax basis, consistent with net earnings. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the six months ended

	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25

Net earnings attributable to equity holders of the Company	1,217	1,602	811	2,819	1,285

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	(1)	—	—	(1)	4

Acquisition/disposition (gains) losses[b]	(10)	1	289	(9)	289

(Gain) loss on currency translation	14	20	(2)	34	—

Significant tax adjustments[c]	(6)	35	(35)	29	(50)

Other expense adjustments[d]	236	18	44	254	217

Non-controlling interest	(77)	(8)	(4)	(85)	(15)

Tax effect[e]	(10)	(20)	(303)	(30)	(327)

Adjusted net earnings	1,363	1,648	800	3,011	1,403

Net earnings per share[f]	0.73	0.96	0.47	1.69	0.75

Adjusted net earnings per share[f]	0.82	0.98	0.47	1.80	0.82

a.	There were no significant impairment charges or reversals in the current period or prior periods.
b.

Acquisition/disposition (losses) gains for Q2 2025 and YTD 2025 mainly relate to the net loss of $1,035 million on the deconsolidation of Loulo-Gounkoto following the change of control after it was placed under a temporary provisional administration on June 16, 2025 (refer to note 4 of the Financial Statements for further details), partially offset by the recognition of our investment in Loulo-Gounkoto. This was offset by a gain of $745 million on the sale of our 50% interest in the Donlin Gold project.

c.

Significant tax adjustments for Q2 2026 and YTD 2026 primarily include adjustments in respect of prior years, the re-measurement of current and deferred tax balances and the impact of uncertain tax positions. Significant tax adjustments for Q2 2025 and YTD 2025 include the re-measurement of deferred tax balances and adjustments in respect of prior years. The significant tax adjustments presented include the re-measurement of current and deferred tax balances and the impact of uncertain tax positions.

d.

Other expense for Q2 2026 and YTD 2026 period mainly related to additional royalties, penalties and interest related to the retrospective application of the 2023 Mining Code to Loulo-Gounkoto for 2024 and 2025 combined with the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto, remobilization costs at Mali, legal and consulting costs related to our North America IPO project and revaluation of contingent consideration for Hemlo. Other expense adjustments for the 2025 periods mainly relate to reduced operation costs at Loulo-Gounkoto, and also include the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc.

BARRICK SECOND QUARTER 2026	10	PRESS RELEASE

e.	Tax effect for Q2 2026 and YTD 2026 mainly relates to other expense adjustments. For Q2 2025 and YTD 2025 tax effect primarily relates to acquisition/disposition losses (gains).
f.	Calculated using the weighted average number of shares outstanding under the basic method of earnings per share.

C1 cash costs per pound and All-in sustaining costs per pound

“C1 cash costs” per pound (C1 cash costs/lb) and “All-in sustaining costs” per pound (AISC/lb) are non-GAAP financial measures related to our copper mine operations. Barrick believes that C1 cash costs/lb enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs/lb excludes royalties, production taxes and non-routine charges as they are not direct production costs. AISC/lb is similar to the gold AISC metric and management uses this to better evaluate the costs of copper production. Barrick believes this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. AISC/lb includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, production taxes, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per lb information in dollars)	For the three months ended			For the six months ended

	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25

Cost of sales	280	217	193	497	401

Depreciation/amortization	(71)	(43)	(68)	(114)	(128)

Treatment and refinement charges	49	35	40	84	82

C1 cash costs applicable to equity method investments	95	95	84	190	174

Less: royalties	(43)	(30)	(25)	(73)	(46)

Costs allocated to by-products	(15)	(18)	(12)	(33)	(17)

C1 cash costs of sales	295	256	212	551	466

General & administrative costs	6	6	8	12	16

Rehabilitation - accretion and amortization	1	1	3	2	4

Royalties	43	30	25	73	46

Minesite exploration and evaluation costs	3	2	1	5	3

Minesite sustaining capital expenditures	120	66	90	186	147

Sustaining leases	2	1	2	3	5

All-in sustaining costs	470	362	341	832	687

Tonnes sold - attributable basis (thousands of tonnes)	54	45	54	99	105

Pounds sold - attributable basis (millions pounds)	119	99	118	218	231

COS/lba,b	3.39	3.41	2.56	3.40	2.74

C1 cash costs per pound[a]	2.47	2.57	1.80	2.52	2.02

AISC/lba	3.95	3.67	2.90	3.82	2.98

a.	COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA, Adjusted EBITDA, Attributable Adjusted EBITDA, Attributable Adjusted EBITDA Margin and Net Leverage

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. Barrick also removes the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable Adjusted EBITDA further removes the non-controlling interest portion. Barrick believes these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. Barrick believes this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how Barrick presents our forward-looking guidance on gold ounces and copper pounds produced. Attributable Adjusted EBITDA margin is calculated as attributable adjusted EBITDA divided by revenues - as adjusted. Barrick believes this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit. Net leverage is calculated as debt, net of cash divided by the sum of adjusted EBITDA

BARRICK SECOND QUARTER 2026	11	PRESS RELEASE

of the last four consecutive quarters. Barrick believes this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet. EBITDA, adjusted EBITDA, attributable adjusted EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable adjusted EBITDA, EBITDA margin and net leverage differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable Adjusted EBITDA

($ millions)	For the three months ended			For the six months ended

	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25

Net earnings	1,892	2,481	1,256	4,373	2,037

Income tax expense	732	747	102	1,479	380

Finance costs, net[a]	6	19	36	25	75

Depreciation	555	500	436	1,055	847

EBITDA	3,185	3,747	1,830	6,932	3,339

Impairment charges of non-current assets[b]	(1)	0	0	(1)	4

Acquisition/disposition losses (gains)[c]	(10)	1	289	(9)	289

(Gain) loss on currency translation	14	20	(2)	34	0

Other expense adjustments[d]	236	18	44	254	217

Income tax expense, net finance costs[a] and depreciation from equity investees	204	148	156	352	297

Adjusted EBITDA	3,628	3,934	2,317	7,562	4,146

Non-controlling Interests	(1,083)	(1,173)	(627)	(2,256)	(1,095)

Attributable adjusted EBITDA	2,545	2,761	1,690	5,306	3,051

Revenues - as adjusted[e]	4,267	4,181	3,050	8,448	5,735

Attributable adjusted EBITDA margin[f]	60%	66%	55%	63%	53%

	As at 6/30/26	As at 12/31/25	As at 6/30/25	As at 6/30/26	As at 12/31/25

Net leverage[g]	-0.1:1	-0.2:1	0.0:1	-0.1:1	-0.2:1

a.	Finance costs exclude accretion.
b.	There were no significant impairment charges or reversals in the current period or prior periods.
c.

Acquisition/disposition gains for Q4 2025 relate to gain on sale of our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project. Q4 2025 was further impacted by the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025.

d.

Other expense for Q2 2026 and YTD 2026 period mainly related to additional royalties, penalties and interest related to the retrospective application of the 2023 Mining Code to Loulo-Gounkoto for 2024 and 2025 combined with the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto, remobilization costs at Mali, legal and consulting costs related to our North America IPO project and revaluation of contingent consideration for Hemlo. Other expense adjustments for the 2025 periods mainly relate to reduced operation costs at Loulo-Gounkoto, and also include the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc.

e.	Refer to Reconciliation of Sales to Realized Price per oz/pound on the next page of this press release.
f.	Represents attributable adjusted EBITDA divided by revenues - as adjusted.
g.	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

Capital Expenditures

These amounts are presented on the same basis as our guidance. Minesite sustaining capital expenditures and project capital expenditures are non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce/pound. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2026	12	PRESS RELEASE

Reconciliation of the Classification of Capital Expenditures

($ millions)		For the three months ended		For the six months ended

	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25

Minesite sustaining capital expenditures	500	380	479	880	1,043

Project capital expenditures	654	570	439	1,224	708

Capitalized interest	35	29	16	64	20

Total consolidated capital expenditures	1,189	979	934	2,168	1,771

Realized Price

“Realized price” is a non-GAAP financial measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. Barrick believes this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. Further details on these non-GAAP financial measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per oz/lb information in dollars)		Gold			Copper		Gold		Copper
				For the three months ended				For the six months ended

	6/30/26	3/31/26	6/30/25	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25	6/30/26	6/30/25

Sales	4,665	4,756	3,280	499	343	337	9,421	6,046	842	641

Sales applicable to non-controlling interests	(1,553)	(1,591)	(1,054)	0	0	0	(3,144)	(1,902)	0	0

Sales applicable to equity method investments[a,b]	416	446	306	182	196	135	862	558	378	299

Sales applicable to sites in closure or care and maintenance[c]	(2)	(13)		0	0	0	(15)	(2)	0	0

Treatment and refinement charges	11	9	7	49	35	40	20	13	84	82

Other[d]	0	0	0	0	0	0	0	0	0	0

Revenues – as adjusted	3,537	3,607	2,538	730	574	512	7,144	4,713	1,304	1,022

Ounces/pounds sold (koz/Mlb)[c]	801	748	770	119	99	118	1,549	1,521	218	231

Realized gold/copper price per oz/lbe	4,417	4,823	3,295	6.15	5.79	4.36	4,613	3,099	5.99	4.43

a.

Represents sales of $313 million for Q2 2026 and YTD 2026 $654 million (Q1 2026: $341 million; Q2 2025: $226 million; YTD 2025: $417 million) applicable to our 45% equity method investment in Kibali and $103 million for Q2 2026 and YTD 2026 $208 million (Q1 2026: $105 million; Q2 2025: $80 million; YTD 2025 $141 million) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $123 million for Q2 2026 and YTD 2026 $233 million (Q1 2026: $110 million; Q2 2025: $71 million; YTD 2025: $166 million) applicable to our 50% equity method investment in Zaldívar and $60 million and $146 million respectively (Q1 2026: $86 million; Q2 2025: $65 million; YTD 2025: $137 million), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.	On an attributable basis. Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.
d.	Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2e of the 2025 Annual Financial Statements for more information.
e.	Realized price per oz/lb may not calculate based on amounts presented in this table due to rounding.

Endnote 4

On an attributable basis. Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 5

A Tier One Gold Asset is an asset with a $1,500/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with projected costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset/Project is an asset with a $3.25/lb reserve with potential for +5Mt contained copper in support at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition.

BARRICK SECOND QUARTER 2026	13	PRESS RELEASE

Endnote 6 – 2026 Outlook Assumptions and Economic Sensitivity Analysis

	2026 guidance assumption	Hypothetical change	Consolidated impact on EBITDA (millions)	Attributable impact on EBITDA[3] (millions)	Attributable impact on TCC[3] and AISC[3]

Gold price sensitivity	$4,500/oz	+/- $100/oz	‘+/-$390	‘+/-$270	‘+/-$5/oz

Copper price sensitivity	$5.50/lb	+/-$0.25/lb	‘+/- $110	‘+/- $110	‘+/-$0.01/lb

Oil prices	$70/bbl WTI $75/bbl Brent	+/- $10/bbl	‘+/- $61	‘+/- $56	+/- $12/oz

Key Outlook Assumptions	2026

Gold price ($/oz)	4,500

Copper price ($/lb)	5.50

Oil price (WTI) ($/barrel)	70

Oil price (Brent) ($/barrel)	75

AUD exchange rate (AUD:USD)	0.75

ARS exchange rate (USD:ARS)	1,513

CAD exchange rate (USD:CAD)	1.30

CLP exchange rate (USD:CLP)	900

EUR exchange rate (EUR:USD)	1.10

BARRICK SECOND QUARTER 2026	14	PRESS RELEASE

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “plan”, “committed”, “guidance”, “project”, “continue”, “progress”, “develop”, “on track”, “target”, “estimate”, “growth”, “potential”, “future”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in sustaining costs per ounce/pound; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates, including anticipated production growth from Barrick’s organic project pipeline; the potential for Fourmile to become a standalone Tier One Gold Asset; Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; our plans, and expected timing, completion and benefits of our growth projects, including the Lumwana Super Pit Expansion project; potential mineralization and metal or mineral recoveries; Barrick’s dividend policy; Barrick’s intention to pursue and the expected timing for and potential benefits of an IPO of Barrick’s North American gold assets; the structure and the ability of the IPO to generate significant value for Barrick and its Joint Venture partner; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States, or other countries in which Barrick does or may carry on business in the future; risks relating to the proposed IPO of an entity that will hold Barrick’s North American assets; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to greenhouse gas (“GHG”) emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina and uncertainty related to Venezuela; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies,

BARRICK SECOND QUARTER 2026	15	PRESS RELEASE

lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/ Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK SECOND QUARTER 2026	16	PRESS RELEASE